2930 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77043

(713) 849-9911

June 7, 2010

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

RE:	Flotek Industries, Inc.

Item 4.02 Form 8-K

Filed: May 21, 2010

File No. 1-13270

Dear Mr. O’Brien:

Set forth below is the response of Flotek Industries, Inc., a Delaware corporation (the “Company”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 26, 2010 (the “Comment Letter”), with respect to the above-referenced filing (the “Filing”). For your convenience, the comment exactly as set forth in the Comment Letter has been repeated in bold face type. The Company’s response to the comment is set forth immediately below the text of the comment. A copy of this letter has been furnished on EDGAR as correspondence.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ Jesse E. Neyman
Jesse E. Neyman
Executive Vice President, Finance and Strategic Planning

cc:	Ernest Greene (SEC)
W. Mark Young (Andrews Kurth LLP)

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

June 7, 2010

1.	Please give us a comprehensive, detailed description of how you identified the error discussed in Item 4.02 of your Form 8-K. Provide us with a timeline detailing the important dates and events that transpired, including when the error was identified, significant communications about the error with your auditors, board of directors, audit committee and others, when the decision was made to revise the affected financial statements, the date you engaged UHY LLP specifically to perform audit procedures relating to the revision, and other relevant events.

Response:

Background

On August 12, 2009, the Company sold 16,000 units (the “Units”), consisting of Series A cumulative convertible preferred stock and warrants, for $1,000 per Unit, yielding aggregate gross proceeds of $16.0 million. At the date of the transaction, the Company allocated the gross proceeds from the issuance of the Units to the preferred stock and the warrants based on their relative fair values. Approximately $5.2 million was allocated to the detachable warrants and was originally recorded as additional paid-in capital. Each Unit was comprised of one share of cumulative convertible preferred stock, warrants to purchase up to 155 shares of the Company’s common stock at an exercise price of $2.31 per share (“Exercisable Warrants”) and contingent warrants to purchase up to 500 shares of the Company’s common stock at an exercise price of $2.45 per share (“Contingent Warrants,” and collectively with the Exercisable Warrants, the “Warrants”). The Exercisable Warrants were immediately exercisable and expire if not exercised by August 12, 2014. The Contingent Warrants became exercisable on November 9, 2009 and expire if not exercised by November 9, 2014.

The Warrants contain anti-dilution price protection features that reset the exercise price of the Warrants upon future issuances of common stock or securities exercisable for or convertible into common stock at a price per share less than their exercise price, commonly referred to as “down-round” protection. The Company issued shares of its common stock at an effective price of $1.2748 per share in connection with its entry into an Amended and Restated Credit Agreement effective March 31, 2010. This issuance triggered the anti-dilution price protections contained in the Warrants, resulting in a decrease of the exercise price under all the Warrants to $1.2748 per share.

Summary Response to Comment

In early May 2010 during the course of preparation of the Company’s financial statements for inclusion in its first quarter 2010 Form 10-Q, management identified accounting guidance requiring that the Warrants be accounted for as a liability rather than as equity. Management, in consultation with UHY LLP, the Company’s independent registered accounting firm, reviewed whether the prior accounting treatment of the Warrants in the Company’s third quarter 2009 Form 10-Q and 2009 Form 10-K was immaterial and could be corrected in the Company’s first quarter 2010 Form 10-Q, and whether restatement of its prior financial statements was required. Management concluded that, even though it believed that such restatement was not required, restatement would most likely be considered more comparable to other similarly situated reporting companies and, therefore, would be the preferred accounting presentation. However,

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

June 7, 2010

such restatement would likely have triggered an event of default under the Company’s Amended and Restated Credit Agreement, and therefore management concluded that, absent waivers of such potential default from its lenders, it would not restate its prior financial statements. The Company then worked on parallel paths for preparation of its first quarter 2010 Form 10-Q assuming on one hand that waivers would not be obtained and that the corrections of the prior accounting errors would be contained in the first quarter 2010 Form 10-Q and, on the other hand, that waivers would be obtained and that the Company would restate the financial statements in its third quarter 2009 Form 10-Q and 2009 Form 10-K. The Company obtained waivers from its lenders on May 20, 2010, and an audit committee meeting was scheduled for the following morning. At the meeting management recommended that the Company’s prior financial statements be restated, which recommendation was accepted by the Company’s audit committee. The Company then filed its Current Report on Form 8-K that is the subject of the Staff’s comment, along with its first quarter 2010 Form 10-Q and amendments to its third quarter 2009 Form 10-Q and 2009 Form 10-K to restate the financial statements.

Identification of Discrepancy

As a result of research conducted to determine the appropriate accounting treatment of the repricing of the Warrants during preparation of the Company’s first quarter 2010 Form 10-Q, management identified accounting guidance on or about May 4, 2010, requiring that the Warrants be accounted for as a liability rather than as equity. Specifically, management identified FASB ASC 815-10-15-74 and 815-40-15-5 (formerly EITF 07-5), “Determining Whether an Instrument (Or Embedded Feature) Is Indexed to an Entity’s Own Stock,” which became effective as of January 1, 2009, as authoritative guidance applicable to the determination of how to account for the Warrants. Management initially discussed this potential accounting error with UHY LLP on or about May 7, 2010.

Management’s interpretation of this guidance was that the Warrants should not be considered as indexed to the Company’s common stock because of the anti-dilution price protection feature of the Warrants. Accordingly, the fair value of the Warrants should have been recorded as a warrant liability rather than equity when issued and should have been adjusted to estimated fair value through the statement of operations at the end of each reporting period over the life of the Warrants. Management ultimately concluded that a reasonable user would recognize that there is no future cash obligation and the potential fair value adjustments have no effect on EBITDA, cash flows, or other key qualitative metrics, and therefore, the impact of a reclassification would be immaterial to a reasonable user.

Timeline of Significant Events

Tuesday - May 4, 2010

Management identified a potential error in the prior accounting treatment of the Warrants.

Friday - May 7, 2010

Management communicated with UHY LLP concerning the potential error in the prior accounting treatment of the Warrants.

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

June 7, 2010

Monday - May 10, 2010

The Company’s audit committee met to discuss the status of the Company’s first quarter 2010 Form 10-Q and the appropriate accounting treatment for the Warrants and the proper presentation within the associated financial statements. Representatives of UHY LLP were present and discussed with the audit committee the status of the financial statements to be included in the first quarter 2010 Form 10-Q.

Friday - May 14, 2010

The audit committee met to discuss with management the status of the Company’s first quarter 2010 Form 10-Q and the impact to the financial statements that could result from a potential reclassification of the Warrants as debt instead of equity. Management advised the audit committee that, in consultation with UHY LLP, it had not yet reached a conclusion regarding whether potential adjustments should be addressed as a cumulative adjustment in the first quarter 2010 Form 10-Q or through restatements to the financial statements of the Company for the quarter ended September 30, 2009 and the year ended December 31, 2009. Management informed the audit committee that the Company would be unable to file the first quarter 2010 Form 10-Q on May 17, 2010, and the audit committee approved the filing of a Form 12b-25 with the SEC to extend the deadline for filing the first quarter 2010 Form 10-Q until May 24, 2010. Although no decision was made regarding whether the Company would restate its financial statements for the year ended December 31, 2009, management had at this point begun working on parallel paths so that the Company would either file its first quarter 2010 Form 10-Q correcting the prior accounting disclosure of the Warrants or would file amended Forms 10-Q and 10-K for the third quarter 2009 and for the year ended December 31, 2009 to correct the prior accounting disclosure of the Warrants. Management and UHY LLP worked over the following weekend on these parallel paths.

Monday - May 17, 2010

Management provided the audit committee with a memorandum detailing management’s assessment of potential codification non-compliance and associated financial statement impact regarding the Warrants. The memorandum stated that warrant reclassification should be considered; however, management’s interpretation was that the impact of reclassification was immaterial, both quantitatively and qualitatively, to the consolidated financial statements taken as a whole with respect to the financial statements of the Company for the quarter ended September 30, 2009 and the year ended December 31, 2009.

Tuesday - May 18, 2010

The audit committee met to discuss with UHY LLP and management the classification of the Warrants on the financial statements of the Company. Management advised the audit committee that management had concluded that under generally accepted accounting principles the treatment of the Warrants as equity instead of debt on the financial statements for the quarter ended September 30, 2009 and the year ended December 31, 2009 of the Company was potentially incorrect. Management advised that the restatement of the impacted 2009 financial statements would be the most conservative course of action. Barring restatement, management proposed a “catch-up” adjustment alternative regarding recognition of impact of reclassification in the first

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

June 7, 2010

quarter 2010 Form 10-Q. Upon the recommendation of management, the audit committee determined to defer any decision regarding whether the Company should restate its financial statements for the quarter ended September 30, 2009 and the year ended December 31, 2009, pending discussions with the Company’s lenders regarding obtaining the waiver of potential events of default under the Company’s Amended and Restated Credit Agreement.

Wednesday - May 19, 2010

The audit committee met to discuss with UHY LLP and management the classification of the Warrants on the financial statements of the Company. The audit committee discussed with management and the Company’s advisors the status of the discussions between management and the lenders under the Company’s Amended and Restated Credit Agreement. Management reported that these lenders had (i) discussed with management the proposal that the Company restate its financial statements for the quarter ended September 30, 2009, and the year ended December 31, 2009, and (ii) not objected to the approach of correcting the codification discrepancy by restating the 2009 financial statements rather than adjusting the quarterly financial statements of the Company filed with its first quarter 2010 Form 10-Q. Counsel discussed with the audit committee their view that a restatement of the 2009 financial statements could trigger an event of default under the Company’s Amended and Restated Credit Agreement. Accordingly, the audit committee deferred any decision relating to the treatment of the accounting error pending receipt of waivers from the Company’s lenders under the Amended and Restated Credit Agreement.

Friday - May 21, 2010

The audit committee met to discuss with UHY LLP and management the classification of the Warrants on the financial statements of the Company. The audit committee was informed that the lenders under the Company’s Amended and Restated Credit Agreement had delivered waivers of the potential defaults under the Amended and Restated Credit Agreement that might arise from restatement of the Company’s financial statements in its third quarter 2009 Form 10-Q and 2009 Form 10-K. Management presented information to the audit committee regarding the desirability of restating the financials for the quarter ended September 30, 2009, and the year ended December 31, 2009, rather than reflecting the requisite adjustments in the first quarter 2010 Form 10-Q. Based on the information presented by and recommendations of management and concurrence of UHY LLP, the audit committee determined to restate the financial statements included in the third quarter 2009 Form 10-Q and the 2009 Form 10-K. Later that day, the Company filed with the SEC its Current Report on Form 8-K that is the subject of the Staff’s comment, along with its first quarter 2010 Form 10-Q and amendments to its third quarter 2009 Form 10-Q and 2009 Form 10-K to restate the financial statements.